SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 16, 2017

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, January 16, 2017 regarding “Börje Ekholm takes office as President and CEO”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: January 16, 2017

PRESS RELEASE JANUARY 16, 2017

Börje Ekholm takes office as President and CEO

•	As previously announced on October 26 2016, Börje Ekholm assumes today the position as President and CEO of Ericsson

•	Jan Frykhammar remains a member of the Executive Leadership Team and is, effective today, appointed Executive Vice President and Advisor to the CEO

•	Magnus Mandersson remains Executive Vice President, Advisor to the CEO and a member of the Executive Leadership Team

•	Carl Mellander remains acting Chief Financial Officer and a member of the Executive Leadership Team

Ericsson (NASDAQ:ERIC) today announced that in connection with Börje Ekholm today assuming the position as President and CEO of Ericsson, Jan Frykhammar, who has temporarily held the position as President and CEO, remains a member of the Executive Leadership Team and is appointed Executive Vice President and Advisor to the CEO. Jan Frykhammar will support Börje Ekholm during a transition period and will focus on corporate governance and efficiency.

Magnus Mandersson remains Executive Vice President, Advisor to the CEO, focusing on customer relationships, and a member of the Executive Leadership Team. Mandersson also remains Chairperson of four out of Ericsson’s ten regions.

Carl Mellander remains acting Chief Financial Officer and a member of the Executive Leadership Team.

Börje Ekholm, President and CEO, Ericsson, says: “I am very excited to assume the role as President and CEO of Ericsson, a company that I have admired for as long as I can remember. Ericsson has shaped an entire industry and led technology developments that have benefitted so many. Yet, we are only at the beginning of the mobility journey as we in coming years will see massive transformation across industries as 5G is introduced.”

Leif Johansson, Chairman of the Board, Ericsson, says: “I am confident that Börje Ekholm will be able to guide Ericsson on the next steps of the company’s development. Having served on the Ericsson Board of Directors for many years, Börje has a deep understanding of the business and the challenges Ericsson currently faces. I also want to express my gratitude to Jan Frykhammar who has served as interim CEO since July last year and who has led the company in a very dedicated and professional way.”

PRESS RELEASE JANUARY 16, 2017

NOTES TO EDITORS

For media kits, backgrounders and high-resolution photos, please visit www.ericsson.com/press

Ericsson is the driving force behind the Networked Society – a world leader in communications technology and services. Our long-term relationships with every major telecom operator in the world allow people, business and society to fulfill their potential and create a more sustainable future.

Our services, software and infrastructure – especially in mobility, broadband and the cloud – are enabling the telecom industry and other sectors to do better business, increase efficiency, improve the user experience and capture new opportunities.

With approximately 115,000 professionals and customers in 180 countries, we combine global scale with technology and services leadership. We support networks that connect more than 2.5 billion subscribers. Forty percent of the world’s mobile traffic is carried over Ericsson networks. And our investments in research and development ensure that our solutions – and our customers – stay in front.

Founded in 1876, Ericsson has its headquarters in Stockholm, Sweden. Net sales in 2015 were SEK 246.9 billion (USD 29.4 billion). Ericsson is listed on NASDAQ OMX stock exchange in Stockholm and the NASDAQ in New York.

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ola Rembe, Head of External Communications, Ericsson

Phone: +46 10 719 69 92

E-mail: ola.rembe@ericsson.com

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com